SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                    FLORIDA GAMING CORPORATION
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.10 PER SHARE
                  (Title of Class of Securities)


                           340689 10 8
                          (CUSIP Number)


                         James A. Giesel
                    Brown Todd & Heyburn, PLLC
                      400 West Market Street
                           32nd Floor
                   Louisville, Kentucky  40202
                          (502) 589-5400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        November 26, 1997
             (Date of Event Which Requires Filing of
                         This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]

                      CUSIP NO. - 340689 10 8

1.   Name of reporting person. . . . . . . . .    Freedom
                                                  Financial
                                                  Corporation

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    35-1634756

2.   Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b)

3.   SEC use only. . . . . . . . . . . . . . .

4.   Source of funds (see instructions). . . .    00

5.   Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

6.   Citizenship or place
     of organization . . . . . . . . . . . . .    Indiana

Number of shares beneficially
owned by each reporting person
with:

7.   Sole voting power. . . . . . . . . . . . .   2,557,480(1)
8.   Shared voting power. . . . . . . . . . . .           0
9.   Sole dispositive power . . . . . . . . . .   2,557,480(1)
10.  Shared dispositive power . . . . . . . . .           0

11.  Aggregate amount beneficially
     owned by each reporting person . . . . . .   2,557,480

12.  Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

13.  Percent of class represented
     by amount in Row (11). . . . . . . . . . .   39%

14.  Type of reporting person  . . . . . . . . .  CO


(1) Includes 905,000 shares subject to currently exercisable options but does not include any shares of common stock issuable upon conversion of any shares of Series F 8%
     Convertible Preferred Stock.

     Reference is hereby made to that certain Schedule 13D dated March 31, 1993, as amended (the "Schedule"), filed by Freedom Financial Corporation ("Freedom") with respect to the common stock, par value $.10 per share ("Common Stock"), of Florida Gaming Corporation, formerly Lexicon Corporation, a Delaware corporation (the "Issuer"). The Schedule is hereby amended to add the following information to the items indicated, including the reporting of the consummation of the Issuer's purchase from Interstate Capital Corporation ("Interstate"), a wholly owned subsidiary of Freedom, of certain unimproved properties and a residential real estate development called Tara Club Estates. Unless otherwise indicated, defined terms have the same meaning as set forth in the Schedule.

     Item 3.   Source And Amount Of Funds Or Other Consideration.

     Pursuant to that certain Assets Purchase Agreement between Issuer, Freedom, and Interstate, dated as of September 24, 1997,
(a copy of which is attached as Exhibit 99.1 to the Amendment No. 5 to the Schedule dated September 24, 1997), and as amended on October 9 and October 31, 1997, copies of which are included as Exhibits 99.1 and 99.2, respectively, to this Amendment No. 6 to the Schedule, on November 26, 1997, Issuer, Freedom, and Interstate consummated the purchase by Issuer from Interstate of certain unimproved properties and a residential real estate development called Tara Club Estates (collectively, the "Properties"), all of which are situated in Loganville, Walton County, Georgia. As consideration for the purchase of the Properties, Issuer paid Interstate $6,373,265 as follows: (i) the Issuer issued to Interstate 2,084 shares (the "Series F Shares") of Series F 8% Convertible Preferred Stock (the "Series F Preferred Stock") at a stated value of $1,000 per share (convertible into the Issuer's common stock ("Common Stock") on the basis of 296.6689 shares of the Issuer's Common Stock for each $1,000 of stated value of the Series F Preferred Stock), (ii) the Issuer assumed $1,081,102 of first mortgage promissory notes to certain lenders secured by the Properties, and (iii) the Issuer cancelled $3,208,163 owed by Freedom to the Issuer.

     Item 4.   Purpose of Transaction.

     Through Interstate, Freedom acquired the Series F Shares as a result of the sale to the Issuer of the Properties. The Series F Shares are subject to a lock-up agreement (the "Lock-Up Agreement") which restricts the conversion of the Series F Shares into the Issuer's Common Stock until November 10, 1998, as described further in Item 6 below. The acquisition of the Series F Shares by Interstate increases Freedom's significant equity investment in the Issuer. At the present time, but subject to Freedom's continuing evaluation of the factors previously noted in this Schedule, it is intended that Interstate will directly retain the Series F Shares. Freedom may purchase additional shares of the Issuer in the future and, in particular, may purchase additional shares of the Issuer pursuant to the Stock Purchase Agreement dated as of March 29, 1993, (a copy of which is attached as Exhibit A to the Schedule dated March 31, 1993), or through the conversion of the Series F Preferred Stock following the expiration of the restrictions set forth in the Lock-Up Agreement. Freedom may also purchase additional shares of the Issuer's Common Stock in open market transactions, privately negotiated transactions, or otherwise.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to the Securities of the Issuer.

     On November 18, 1997, Freedom and Interstate entered into the Lock-Up Agreement, a copy of which is attached as Exhibit 99.3 to this Schedule. Under the Lock-Up Agreement Interstate, agreed to a restriction on the conversion of the Series F Shares until November 10, 1998.

     On December 5, 1997, the Issuer completed its redemption of the Issuer's $1,200,000 5% Cumulative Convertible Debenture (the "Debenture") which was issued to an investor on July 10, 1997, pursuant to a Regulation S transaction. In connection with the Debenture, Freedom pledged 300,000 shares of the Issuer's Common Stock under a Guaranty and Stock Pledge Agreement (the "Stock
Pledge Agreement") to secure certain demand rights under the Debenture. A copy of the Stock Pledge Agreement is included as
Exhibit 99.11 to Amendment No. 5 of the Schedule dated September 24, 1997. Since the Debenture has been redeemed in its entirety, the Stock Pledge Agreement is no longer in effect and the 300,000 shares of the Issuer's Common Stock are no longer subject to any pledge or restriction.


     Item 7.   Material to be Filed as Exhibits.

     Exhibit 99.1   Addendum To Asset Purchase Agreement between
                    Florida Gaming Corporation, Freedom Financial
                    Corporation, and Interstate Capital
                    Corporation, dated October 9, 1997.

     Exhibit 99.2 Second Addendum To Asset Purchase Agreement between Florida Gaming Corporation, Freedom
                    Financial Corporation, and Interstate Capital
                    Corporation, dated October 31, 1997.

     Exhibit 99.3   Lock-Up Agreement between Florida Gaming
                    Corporation and Interstate Capital
                    Corporation dated November 18, 1997.


                            SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FREEDOM FINANCIAL CORPORATION


                              By/s/ Timothy L. Hensley
                                Timothy L. Hensley,
                                Executive Vice President

                              Date:  December 9, 1997

                        Index to Exhibits

Exhibit                                                          Page

Exhibit 99.1   Addendum To Asset Purchase Agreement                6
               between Florida Gaming Corporation, Freedom
               Financial Corporation, and Interstate
               Capital Corporation, dated October 9, 1997.

Exhibit 99.2   Second Addendum To Asset Purchase Agreement         8
               between Florida Gaming Corporation, Freedom
               Financial Corporation, and Interstate
               Capital Corporation, dated October 31, 1997.

Exhibit 99.3   Lock-Up Agreement between Florida Gaming           10
               Corporation and Interstate Capital Corporation, dated November 18, 1997.